UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 21 December 2019, London UK - LSE Announcement

ViiV Healthcare receives complete response letter from US FDA for use of investigational cabotegravir and rilpivirine long-acting regimen in the treatment of HIV

London, 21 December 2019 - ViiV Healthcare, the global specialist HIV company majority owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, received a complete response letter (CRL) from the US Food and Drug Administration (FDA) regarding its application for cabotegravir and rilpivirine long-acting regimen for treatment of HIV-1 infection in virologically suppressed adults.

The reasons given in the CRL relate to Chemistry Manufacturing and Controls (CMC). There have been no reported safety issues related to CMC and there is no change to the safety profile of the products used in clinical trials to date.  ViiV Healthcare will work closely with the FDA to determine the appropriate next steps for this New Drug Application.

Cabotegravir is an integrase strand transfer inhibitor developed by ViiV Healthcare and rilpivirine is a non-nucleoside reverse transcriptase inhibitor developed by Janssen Sciences Ireland UC. The cabotegravir and rilpivirine long-acting regimen is an investigational product and not approved anywhere in the world.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline and commitment, please visit www.viivhealthcare.com.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

ViiV Healthcare Media enquiries:	Audrey Abernathy	+1 919 605 4521
	Stephen Rea	+44 78 8126 9009

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
Analyst/Investor enquiries:	Kathleen Quinn Sarah Elton-Farr	+1 202 603 5003 +44 (0) 20 8047 5194
	Danielle Smith James Dodwell	+44 (0) 20 8047 0932 +44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person responsible for arranging the release of this announcement on behalf of GSK is V.A. Whyte, Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 23, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc